# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZJK Industrial Co., Ltd., CIK 0001941506
CUSIP: G98Y9E102
Title of class of securities: Class A ordinary shares, par value US$0.000016666667 per share
Address of issuer's principal executive offices: No.8, Jingqiang Road, 138 Ind. Zone, Kengzi Town, Pingshan New Area, Shenzhen, China (F4), 518122
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085989

## Reporting persons
- DNR Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 38,050,188; shared voting power 0; sole dispositive power 38,050,188; shared dispositive power 0; aggregate amount beneficially owned 38,050,188 (59.62% of the class)
  Comment: Note for Rows 5, 7 and 9: Represents 38,050,188 Class A ordinary shares beneficially owned by the reporting person, consisting of (i) 32,050,188 Class A ordinary shares (the "Class A Ordinary Shares"), par value US$0.000016666667 per share, of ZJK Industrial Co., Ltd. (the "Issuer") held by DNR Technology Co., Ltd., and (ii) 6,000,000 Class A ordinary shares issuable to DNR Technology Co., Ltd. upon the conversion of 6,000,000 Class B ordinary shares (the "Class B Ordinary Shares"), par value US$0.000016666667 per share, of the Issuer, held by it. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-for-one basis. Holders of Class B Ordinary Shares are entitled to thirty (30) votes per share, and holders of Class A Ordinary Shares are entitled to one (1) vote per share, on all matters decided by poll at any general meeting. DNR Technology Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over DNR Technology Co., Ltd. is Ning Ding. As a result of share capital reorganization of the Issuer, effective on March 16, 2026, the Issuer re-designated and re-classified its authorized and issued share capital, pursuant to which, among other things, 6,000,000 shares held by DNR Technology Co., Ltd. were re-designated and re-classified as Class B Ordinary Shares on a one-for-one basis and the remaining shares held by DNR Technology Co., Ltd. were re-designated and re-classified as Class A Ordinary Shares on a one-for-one basis.
  
  Note for Row 11: Percentage of beneficial ownership is based on 64,322,249 ordinary shares of the Issuer, comprising of 55,322,249 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares, outstanding as of March 31, 2026 according to records of the Issuer.
- Ning Ding: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 38,350,188; shared voting power 0; sole dispositive power 38,350,188; shared dispositive power 0; aggregate amount beneficially owned 38,350,188 (59.62% of the class)
  Comment: Note for Rows 5, 7 and 9: Represents an aggregate of 38,350,188 Class A Ordinary Shares beneficially owned by the reporting person, consisting of (i) 300,000 Class A Ordinary Shares held directly by Ning Ding, (ii) 32,050,188 Class A Ordinary Shares held by DNR Technology Co., Ltd., which is in turn controlled by Ning Ding, and (iii) 6,000,000 Class A Ordinary Shares issuable upon the conversion of 6,000,000 Class B Ordinary Shares held by DNR Technology Co., Ltd. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-for-one basis. Holders of Class B Ordinary Shares are entitled to thirty (30) votes per share, and holders of Class A Ordinary Shares are entitled to one (1) vote per share, on all matters decided by poll at any general meeting. As a result of share capital reorganization of the Issuer, effective on March 16, 2026, the Issuer re-designated and re-classified its authorized and issued share capital, pursuant to which, among other things, 6,000,000 shares held by DNR Technology Co., Ltd. were re-designated and re-classified as Class B Ordinary Shares on a one-for-one basis and the remaining shares held by Ning Ding and DNR Technology Co., Ltd. were re-designated and re-classified as Class A Ordinary Shares on a one-for-one basis.
  
  Note for Row 11: Percentage of beneficial ownership is based on 64,322,249 ordinary shares of the Issuer, comprising of 55,322,249 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares, outstanding as of March 31, 2026 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: ZJK Industrial Co., Ltd.
Address of issuer's principal executive offices: No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan New Area, Shenzhen People's Republic of China, 518122

## Item 2. Person Filing
Name of person filing: DNR Technology Co., Ltd. Ning Ding
Address of principal business office or, if none, residence: For DNR Technology Co., Ltd. and Ning Ding: No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan New Area, Shenzhen People's Republic of China, 518122
Citizenship: DNR Technology Co., Ltd.: The British Virgin Islands Ning Ding: The People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 : Joint Filing Agreement

## Signatures
- DNR Technology Co., Ltd.: /s/ Ning Ding, Ning Ding, Director (05/15/2026)
- Ning Ding: /s/ Ning Ding, Ning Ding (05/15/2026)